Exhibit 99.1

mF International Limited Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

HONG KONG, August 6, 2024 (GLOBE NEWSWIRE) — mF International Limited (the “Company” or “mF International”) (Nasdaq: MFI), a Hong Kong-based experienced financial trading solution provider, today announced that the Company received a written notification letter (the “Notification Letter”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) on August 1, 2024, notifying the Company that it is not in compliance with the minimum bid price requirement as set forth under Nasdaq Listing Rule 5550(a)(2) for continued listing on Nasdaq. This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure upon the receipt of a deficiency notification.

Nasdaq Listing Rule 5550(a)(2) requires listed companies to maintain a minimum bid price of US$1.00 per share and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s ordinary shares for the 30 consecutive business days from June 18, 2024 to July 31, 2024, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact the Company’s listing on the Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until January 28, 2025, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by the end of the 180 calendar day period, which is January 28, 2025, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company’s business operations are not affected by the receipt of the Notification Letter. The Company intends to monitor the closing bid prices of its ordinary shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

About mF International Limited

mF International Limited is a British Virgin Islands holding company with three operating subsidiaries in Hong Kong. The Company’s principal Hong Kong subsidiary, m-FINANCE Limited (“mF” or m-FINANCE), is a Hong Kong-based experienced financial trading solution provider principally engaged in the development and provision of financial trading solutions via internet or platform as software as a service, or SaaS. m-FINANCE has approximately 20 years of experience providing real-time mission critical forex, bullion/commodities trading platform solutions, financial value-added services, mobile applications and financial information for brokers and institutional clients in the region. With clients located over mainland China, Hong Kong and Southeast Asia, m-FINANCE provides customers with the mF4 Trading Platform, Bridge and Plugins, CRM System, ECN System, Liquidity Solutions, Cross-platform “Broker+” Solution, Social Trading Apps and other value-added services. For more information, please visit the Company’s website: https://ir.m-finance.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

mF International Limited

Investor Relations Department

Email: ir@m-finance.net

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com